Exhibit 99.1

034683 PRESS RELEASE

AEGON EXPECTS TO SELL TRANSAMERICA FINANCE CORPORATION’S MARITIME CONTAINER AND EUROPEAN TRAILER LEASING COMPANIES

AEGON N.V. announced that it expects to sell Transamerica Finance Corporation’s (TFC) maritime container leasing and European trailer leasing activities in two separate transactions.

The maritime container leasing activities represent USD 1.1 billion in assets. The European trailer leasing company represents USD 0.4 billion in assets. The transactions are expected to close before year-end 2004 and to have no meaningful effect on shareholders’ equity.

The units being sold were acquired in 1999 as part of AEGON N.V.’s acquisition of Transamerica Corporation. Divestiture of TFC’s activities is consistent with AEGON’s strategy to focus on its core business of life insurance, pensions and related savings and investment products. AEGON already sold TFC’s real estate tax and flood hazard certification companies to First American Corporation in 2003 and in January 2004 it completed the sale of most of TFC’s commercial finance operations to GE Commercial Finance.

The Hague, The Netherlands October 28, 2004

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “believe”, “estimate”, “intend”, “may”, “expect”, “anticipate”, “predict”, “project”, “counting on”, “plan”, “continue”, “want”, “forecast”, “should”, “would”, “is confident” and “will” and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

•	changes in general economic conditions, particularly in the United States, The Netherlands and the United Kingdom;

•	changes in the performance of financial markets, including emerging markets, including:

–	the frequency and severity of defaults by issuers in our fixed income investment portfolios; and

–	the effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

•	the frequency and severity of insured loss events;

•	changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

•	changes affecting interest rate levels;

•	changes affecting currency exchange rates, including the euro/US dollar and euro/UK pound exchange rates;

•	increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

•	regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	the costs of defending litigation, the risk of unanticipated material adverse outcomes in such litigation and AEGON’s exposure to other contingent liabilities;

•	acts of God, acts of terrorism and acts of war;

•	changes in the policies of central banks and/or foreign governments;

•	customer responsiveness to both new products and distribution channels;

•	competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products; and

•	our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Inquiries:

AEGON N.V.

Group Corporate Affairs & Investor Relations

The Hague, the Netherlands

Analysts & Investors	+31 (0)70 344 83 05
Media	+31 (0)70 344 88 93
Email	gca-ir@aegon.nl

Baltimore, the United States

Analysts & Investors	+1 877 548 9668 (toll free) / +1 410 576 45 77
Media	+1 410 576 45 26
Email	ir@aegonusa.com

For further information about AEGON N.V. please visit our website: www.AEGON.com